FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2006
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
April 27, 2006
	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, General Manager of Finance and Accounting Department

SIGNATURES
• Press release regarding TDK’s Consolidated and Non-consolidated business results for fiscal year 2006
I. Consolidated
1) Summary
2) Management Policies
3) Business Results and Financial Position
4) Statements of income
5) Balance sheets
6) Statements of stockholders’ equity
7) Statements of cash flows
8) Summary of Significant Accounting Policies
9) Segment Information
10) Fair Value of Securities
11) Fair Value of Derivatives
12) Conditions of Production and Orders
13) Supplementary Information
II. Non-Consolidated
1) Summary
2) Statements of income
3) Balance sheets
4) Supplementary Information

TDK Corporation
1-13-1, Nihonbashi
Chuo-ku, Tokyo
103-8272 Japan
Contacts;

TDK Corporation (Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600
TDK Marketing Europe GmbH	Marco Donadoni	+49(2102)4870
FOR IMMEDIATE RELEASE
TOKYO — April 27, 2006 TDK Corporation today announced its Consolidated business results prepared in conformity with U.S. generally accepted accounting principles (the “U.S. GAAP”) for fiscal year (“FY”) 2006 and Non-Consolidated business results for FY2006.
I. Consolidated
I-1) Summary
Consolidated results (April 1, 2005 — March 31, 2006)

	FY2006			FY2005
	(April 1, 2005 - March 31, 2006)			(April 1, 2004 - March 31, 2005)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change (%)
Net sales	795,180	100.0	6,796,410	657,853	100.0	137,327	20.9
Operating income	60,523	7.6	517,291	59,830	9.1	693	1.2
Income from continuing operations before income taxes	66,103	8.3	564,983	60,728	9.2	5,375	8.9
Income from continuing operations	44,411	5.6	379,581	36,965	5.6	7,446	20.1
Net income	44,101	5.5	376,932	33,300	5.1	10,801	32.4

Per common share :
Net income / Basic	Yen 333.50		U.S.$2.85	Yen 251.71
Net income / Diluted	Yen 333.20		U.S.$2.85	Yen 251.56

Note:	As a result of the sale of a subsidiary, the operating results of the discontinued operation is presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.
(Sales breakdown)

	FY2006			FY2005
	(April 1, 2005 - March 31, 2006)			(April 1, 2004 - March 31, 2005)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change (%)
Electronic materials and components	687,750	86.5	5,878,205	545,214	82.9	142,536	26.1
Electronic materials	180,766	22.7	1,545,009	174,800	26.6	5,966	3.4
Electronic devices	154,680	19.5	1,322,051	116,387	17.7	38,293	32.9
Recording devices	315,928	39.7	2,700,239	234,578	35.7	81,350	34.7
Other electronic components	36,376	4.6	310,906	19,449	2.9	16,927	87.0
Recording media	107,430	13.5	918,205	112,639	17.1	(5,209)	-4.6

Total sales	795,180	100.0	6,796,410	657,853	100.0	137,327	20.9

Overseas sales	621,522	78.2	5,312,154	473,828	72.0	147,694	31.2

Notes:

1.	U.S.$ = Yen 117

2.	“Semiconductors & others” and “Recording media & systems” were renamed “Other electronic components” and “Recording media” from FY 2006 respectively. There were no changes in segment classifications.

I-2) Management Policies
(1) Fundamental Management Policy
TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized electronic materials, electronic devices, recording devices and recording media, among other products. This drive has been based on the company’s founding spirit: “Contribute to culture and industry through creativity.”
To preserve its identity as a dynamic company, TDK is dedicated to creating value for all stakeholders, including shareholders, customers, suppliers, employees and society, by drawing on innovative thinking and a willingness to tackle new challenges. TDK firmly believes that it must remain an organization that is a constant source of exciting ideas that are of true value to stakeholders.
(2) Fundamental Policy for Distribution of Earnings
Returning earnings to shareholders is one of TDK’s highest management priorities. Therefore, TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and the company’s results of operations on a consolidated basis.
Retained earnings are used to make aggressive investments for growth, mainly in the development of new products and technologies in key fields so as to respond precisely to the rapid technological advances in the electronics industry.
(3) Policy Regarding Reduction of TDK’s Share Trading Unit
TDK believes that its shares now have sufficient liquidity. However, TDK will consider a reduction of the trading unit in the future based on its stock price, market needs and other factors as well as on a cost-benefit analysis.
(4) Medium- and Long-Term Management Strategy
In April 2004, TDK launched an initiative aimed at generating new growth with the overriding aim of becoming an exciting company, an ongoing theme at TDK.
The electronics industry, to which TDK belongs, is becoming extremely competitive as the advent of a full-fledged digital age shortens product lifespans. To achieve growth in the future in this operating environment, TDK must deliver new products that the market demands, without delay, precisely when those products are needed, while keeping a close eye on market movements. With this in mind, over the medium term, TDK will increase the share of sales of new products in consolidated net sales and execute various initiatives to drive growth.
TDK is aiming for growth by delivering the value customers demand in a timely manner through the development of products rooted in the company’s core materials, process and evaluation & simulation technologies, which underpin its core electronic materials and components business.

(5) Pressing Issues
From a medium-term perspective, the electronics industry, TDK’s field of operations, is expected to see the growth of digital home appliances, the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones, and the greater use of electronics in motor vehicles. These trends are expected to result in continued expansion in demand for the electronic components that TDK develops, manufactures and sells.
At the same time, however, in the dynamically changing electronics industry, a faster response than ever before will be required by the company’s electronic components business. TDK has continuously reformed and improved the structure of its businesses. For example, during the past fiscal year, TDK made two corporate acquisitions, ramped up production capacity to respond to growing demand for components, and scrapped and built production facilities in order to stay on top of a shifting product mix. TDK believes that responding to the changes in the electronics industry requires making this process of reform and improvement an ongoing drive. Furthermore, in the digital era of the electronics industry, falling prices due to stiffer competition, rapid shifts in demand and the resulting risks associated with excess inventories and the loss of sales opportunities, and other challenges are unavoidable. Nevertheless, TDK is determined to build a framework to respond adequately to these business risks and remain a company that can grow. And, to remain an attractive and exciting company, TDK aims to grow by creating greater value. In this vein, TDK will refine its core technologies (materials, process and evaluation & simulation technologies) while honing in on three key fields that it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Increasing the company’s ability to generate earnings by supplying products and technologies imbuing value that these markets demand on a timely basis is a key issue. Moreover, TDK will accelerate its growth by making investments that are prudent yet aggressive.
While taking these actions to reinforce its businesses, TDK will also place priority on corporate social responsibility and corporate governance. As a corporate citizen, TDK is rededicating itself to prospering together with society. With this in mind, the company will conduct its own community and charitable activities based on a corporate philosophy that is rooted in the principles of “Creativity” and “Culture.” Moreover, TDK will further upgrade its compliance program to ensure that all laws and regulations are observed in Japan and other countries.
(6) Basic Stance on and Strategy to Improve Corporate Governance
Based on the recognition that its existence is dependent on shareholders, customers, suppliers, employees and society, TDK has put in place the following management systems for the purposes of ensuring the legal compliance, transparency and soundness of management and of achieving management goals.
     1) To strengthen the role of the Board of Directors and increase accountability, TDK has a small number of directors (seven) and there is one outside director, who has no conflicts of interest with TDK. Furthermore, the term of directors is one year.
     2) The adoption of the corporate officer system expedites business execution by separating management decision-making and oversight from functions involving business execution.

     3) TDK has adopted the corporate auditor system as provided for by Corporate Law and, to strengthen the management oversight function, a majority of these corporate auditors (three of the five auditors) are from outside TDK, having no conflicts of interest with the company.
     4) TDK has established the Business Ethics & CSR Committee, Disclosure Committee and Compensation Advisory Committee as advisory bodies to the Board of Directors. Regarding the Business Ethics & CSR Committee, in July 2005 TDK established a CSR Task Force as a unit of its Business Ethics Committee. The task force is made up of individuals who play various roles in the execution of CSR activities. Due to this change, the committee was renamed the Business Ethics & CSR Committee. This action gives TDK the means to make further progress in strengthening corporate governance and improving the quality of management.
Measures taken to enhance corporate governance over the past year
To comply with the U.S. Sarbanes-Oxley Act of 2002, a project team that includes outside experts performed a review of internal control procedures and management systems, including those of subsidiaries, and established a framework for evaluating these procedures and systems. At the same time, TDK continued to identify and analyze risk factors and to reinforce and effectively utilize internal controls. In addition, TDK restricts the work that is outsourced to independent auditors so as to preserve their impartiality and independence.
In the fiscal year ended March 31, 2006, the directors and corporate auditors were paid remuneration of ¥193 million and ¥57 million, respectively. The total amount paid to directors and corporate auditors was thus ¥250 million. Furthermore, bonuses totaling ¥99 million were paid to TDK directors. The amount of remuneration based on work prescribed by Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan that was paid to independent auditors KPMG AZSA & Co. was ¥320 million.
(7) Matters Relating to the Parent Company
Not applicable

I-3) Business Results and Financial Position
1. Summary
Consolidated results for fiscal 2006, ended March 31, 2006, were as follows.
Looking at economic conditions worldwide during the past fiscal year, the U.S. economy grew on the back of steadily rising consumer spending, which was supported by a strong job market, and higher levels of capital expenditures in the corporate sector. Meanwhile, European economies tended toward recovery due to a strong corporate sector, led by German companies, and the knock-on effects of this recovery on employment and consumer spending. In Asia, China maintained a high economic growth rate and economies elsewhere in the region grew as well. Expansion was also evident in the Japanese economy, with capital expenditures rising due to increased production activity in the corporate sector and personal spending increasing as the job market improved.
In the electronics industry, to which the TDK Group belongs, there was growth in the market for digital home appliances such as LCD and plasma flat-screen TVs and DVD recorders during the past fiscal year. The notebook PC, HDD and mobile phone markets also remained robust. There was rapid expansion, too, in the market for MP3 digital audio players, which store music using semiconductors or HDDs. The market for car electronics also remained firm. Strength in these markets, along with the beneficial effects of an increase in the number of components used in these products, produced solid demand in fiscal 2006 for TDK’s electronic components. Amid this operating environment, TDK made two corporate acquisitions and executed reforms to improve its profit structure in the recording media segment. In these and other ways, TDK thus actively invested to accelerate growth and increase its earnings.
TDK posted consolidated net sales of ¥795,180 million (U.S.$6,796,410 thousand), up 20.9% from ¥657,853 million. Operating income rose 1.2% from ¥59,830 million to ¥60,523 million (U.S.$517,291 thousand). Income from continuing operations before income taxes increased 8.9% from ¥60,728 million to ¥66,103 million (U.S.$564,983 thousand). Net income rose 32.4% from ¥33,300 million to ¥44,101 million (U.S.$376,932 thousand). Basic net income per common share was ¥333.50 (U.S.$2.85), up from ¥251.71.
During the year, the average yen exchange rate was ¥113.32 for the U.S. dollar and ¥137.83 for the euro, representing a 5.4% depreciation in the yen’s value against the U.S. dollar and a 2.0% decline against the euro. Overall, exchange rate movements had the effect of increasing net sales by approximately ¥31.3 billion and operating income by approximately ¥7.7 billion.
On October 1, 2005, TDK purchased shares of the Lambda Power Division (power supply business) owned by U.K.-based Invensys plc. Consequently, the operating results of 20 companies that form the Lambda Power Division have been included in the TDK Group’s consolidated operating results beginning with the second half of fiscal 2006.

(Sales by Segment)
TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment. The following is a summary of sales by segment.
In fiscal 2006, “Semiconductors & others” and “Recording media & systems” were renamed “Other electronic components” and “Recording media,” respectively. There were no changes in product classifications.
(1) Electronic materials and components segment
This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
Segment net sales climbed 26.1% to ¥687,750 million (U.S.$5,878,205 thousand), from ¥545,214 million, while segment operating income rose 10.1% to ¥74,333 million (U.S.$635,325 thousand), from ¥67,520 million.
Sector sales of TDK’s electronic materials and components were as follows.
(1-1) Electronic materials
This sector is broken down into two product categories: capacitors and ferrite cores and magnets.
Sales in the electronic materials sector rose 3.4% from ¥174,800 million to ¥180,766 million (U.S.$1,545,009 thousand).
[Capacitors] Sales increased marginally year on year, as the impact on sales of sluggish demand in the communications market and falling prices was offset by higher sales to the car electronics market. A weaker yen also supported sales.
[Ferrite cores and magnets] Sales of ferrite cores and magnets rose year on year. Sales of ferrite cores were largely unchanged, as higher sales from increasing demand for power supply cores was negated by lower sales of cores used in CRT TVs. Ferrite magnet sales were also largely unchanged, with lower demand stemming from customer inventory cutbacks offset by higher sales of products to the car electronics market. Sales of rare-earth magnets rose on increasing HDD demand.
(1-2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector leapt 32.9% to ¥154,680 million (U.S.$1,322,051 thousand), from ¥116,387 million. This growth was mainly due to the inclusion for the first time of the operating results of the Lambda Power Division in the second half of the fiscal year. However, even excluding these sales, existing business in this sector posted year-on-year sales growth.
[Inductive devices] Sales of inductive devices increased mainly due to growth in sales of SMD power line coils for use in mobile phones and HDDs, and in sales of products for use in car electronics.
[High-frequency components] Sales of high-frequency components were down year on year. While sales of wireless LAN components rose, total category sales were brought down by further declines in sales prices of some components for mobile phones.

[Other products] Sales of other products rose year on year. The main factors were growth in sales of DC-AC inverters for use in LCD panels and of sensors and actuators for HDDs and mobile phones. The inclusion of six months’ sales of the Lambda Power Division in this category also boosted sales.
(1-3) Recording devices
This sector has two product categories: HDD heads and other heads.
Sector sales rose 34.7% from ¥234,578 million to ¥315,928 million (U.S.$2,700,239 thousand).
[HDD heads] Sales increased year on year. Amid rising demand for HDDs used in PCs and consumer electronics, HDD head shipments increased. This higher volume outweighed a drop in sales prices, resulting in an increase in overall sales.
[Other heads] Sales of other heads declined due to inventory reductions of optical pickups.
(1-4) Other electronic components
Sector sales surged 87.0% from ¥19,449 million to ¥36,376 million (U.S.$310,906 thousand) due to higher sales of anechoic chambers* and sales growth in new businesses.
*These chambers block external electromagnetic radiation to permit the measurement of electromagnetic noise.
(2) Recording media segment
This segment has three product categories: audiotapes and videotapes, optical media and other products.
Segment sales declined 4.6% from ¥112,639 million to ¥107,430 million (U.S.$918,205 thousand). The segment recorded an operating loss of ¥13,810 million (U.S.$118,034 thousand), 79.6% more than the operating loss of ¥7,690 million in the previous fiscal year.
[Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year. While TDK maintained a high market share, demand is declining for these products as a whole.
[Optical media] Sales of optical media increased year on year. CD-R demand has peaked and is declining slowly. However, lower CD-R sales caused by the downturn in demand and discounting pressure were offset by higher sales of DVDs driven by increasing demand.
[Other products] Sales of other products decreased year on year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers rose on higher demand. However, sales of recording equipment & accessory products declined as TDK made progress with efforts to create a more tightly focused product lineup.
*Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.

(Sales by Region)
Detailed geographic segment information can be found in the segment information on page 18.
[Japan] Sales were down in the recording devices sector and recording media segment.
[Americas] Sales were down in the electronic materials sector and recording media segment.
[Europe] Sales were down in the electronic materials and recording devices sectors.
[Asia (excluding Japan) and other areas] Sales increased in all product sectors, except the recording media segment.
The overall result was a 31.2% increase in overseas sales year on year from ¥473,828 million to ¥621,522 million (U.S.$5,312,154 thousand). Overseas sales accounted for 78.2% of consolidated net sales, a 6.2 percentage point increase from 72.0% one year earlier.
On a parent-company basis, net sales increased 1.9% from ¥328,452 million to ¥334,817 million (U.S.$2,861,683 thousand). Operating income increased 46.0% from ¥8,653 million to ¥12,635 million (U.S.$107,991 thousand). Current income increased 5.9% from ¥30,550 million to ¥32,350 million (U.S.$276,495 thousand). Net income decreased 22.0% from ¥39,513 million to ¥30,825 million (U.S.$263,461 thousand). Basic net income per common share was ¥232.30 (U.S.$1.98), compared with ¥297.93 a year earlier.
TDK plans to pay a year-end dividend of ¥50 per common share. With the interim dividend of ¥40 per common share paid in December 2005, the planned dividend per common share applicable to the year will be ¥90.
2. Financial Position
(2-1) The following table summarizes TDK’s consolidated balance sheets at March 31, 2006.

Total assets	¥ 927,101 million	(14.3% increase)
Total stockholders’ equity	¥ 702,586 million	(9.9% increase)
Equity ratio	75.8%	3.3 percentage point decrease
At the end of the year, cash and cash equivalents were ¥12,491 million lower than on March 31, 2005. Net trade receivables were ¥41,060 million higher, other current assets rose ¥14,808 million, and net property, plant and equipment rose ¥27,048 million. Other assets increased ¥30,125 million. As a result of these and other changes, total assets increased ¥119,100 million.
Total liabilities increased ¥46,860 million. Trade payables and accrued expenses increased ¥21,612 million and ¥19,539 million, respectively.
Total stockholders’ equity increased ¥63,519 million due to a ¥32,702 million increase in retained earnings and a ¥29,878 million decrease in accumulated other comprehensive loss.

(2-2) Cash Flows
(¥ millions)

	Fiscal 2006	Fiscal 2005	Change
Net cash provided by operating activities	89,118	93,753	(4,635)
Net cash used in investing activities	(104,782)	(60,863)	(43,919)
Net cash used in financing activities	(7,125)	(9,629)	2,504
Net cash provided by (used in) discontinued operations	(414)	(1,625)	1,211
Effect of exchange rate changes on cash and cash equivalents	10,712	2,717	7,995
Net increase in cash and cash equivalents	(12,491)	24,353	(36,844)
Cash and cash equivalents at beginning of period	251,508	227,155	24,353
Cash and cash equivalents at end of period	239,017	251,508	(12,491)
Operating activities provided net cash of ¥89,118 million (U.S.$761,692 thousand), a year-on-year decrease of ¥4,635 million. Income from continuing operations rose ¥7,446 million to ¥44,411 million (U.S.$379,581 thousand) and depreciation and amortization increase ¥5,734 million to ¥58,540 million (U.S.$500,342 thousand). In changes in assets and liabilities, trade receivables increased ¥9,543 million and inventories increased ¥3,748 million, while trade payables increased ¥6,856 million and accrued expenses increased ¥14,843 million. Income taxes payable, net decreased ¥25,153 million.
Investing activities used net cash of ¥104,782 million (U.S.$895,573 thousand), ¥43,919 million more than a year earlier. Capital expenditures increased ¥12,906 million to ¥73,911 million (U.S.$631,718 thousand). Payment for purchase of subsidiaries, net of cash acquired increased ¥32,868 million, while proceeds from sales and maturities of investments in securities increased ¥2,475 million.
Financing activities used net cash of ¥7,125 million (U.S.$60,897 thousand), ¥2,504 million more/less than a year earlier. Dividends paid increased ¥2,640 million due to a ¥20 per common share increase in the year-end dividend, while there was a ¥1,176 million decrease in net outflows for the sale and purchase of treasury stock.

(2-3) Trends in Cash Flow Indicators

	FY2002	FY2003	FY2004	FY2005	FY2006
Stockholders’ equity ratio (%)	77.9	74.1	74.8	79.1	76.1
Capital adequacy ratio on a market value basis	121.7	80.4	136.7	120.1	127.0
No. of years to redeem debt	0.07	0.02	0.00	0.00	0.08
Interest coverage ratio (times)	32.8	180.9	352.4	97.0	598.1

[Notes]
Stockholders’ equity ratio = Total stockholders’ equity / Total assets
Capital adequacy ratio on a market value basis = Market capitalization (*1) / Total assets
(*1) Market capitalization = Closing price of TDK’s common shares on the Tokyo Stock Exchange on March 31, 2006 x Shares issued and outstanding at year-end after deducting treasury stock No. of years to redeem debt = Interest-bearing liabilities (*2) / Cash flows from operating activities (*3)
(*2) Interest-bearing liabilities: The balance of “short-term debt” and “long-term debt” included in “long-term debt, excluding current installments” on the consolidated balances sheets.
(*3) Cash flows from operating activities: “Net cash provided by operating activities” on the consolidated statements of cash flows. Interest coverage ratio = Cash flows from operating activities / Interest payments (*4)
(*4) Interest payments: “Interest expense” on the consolidated statements of income
3. Business Risks
With development, production and sales bases in countries around the world, the TDK Group is engaged in global business activities. Furthermore, the electronics industry, the main field of operations of the TDK Group, is seeing dramatic technological innovation and changes in market prices, resulting in intense competition in new product and technology development and efforts to win customers. Because of these and other factors, the TDK Group is subject to various business risks that include, but are not limited to, changes in demand and foreign exchange rates caused by world economic trends; unpredictable events in conducting business overseas; more intense competition in the development of new products in line with rapid technological innovation; the ability to respond to intense price competition and diversifying demands from customers; product quality; the recruitment and training of employees; government regulation; the ability to acquire intellectual property rights; the ability to procure raw materials and other products; increasingly stringent environmental regulations internationally; and unavoidable natural disasters.

4. Fiscal 2007 Projections
TDK’s consolidated projections for fiscal 2007, the year ending March 31, 2007, are as follows:
[Consolidated Projections for Fiscal 2007]

	FY2007	FY2006	Change from
	(Forecasts)	(Actual)	FY2006	% change
	(¥ millions)	(¥ millions)	(¥ millions)	from FY2006
Net sales	820,000	795,180	24,820	3.1
Operating income	82,000	60,523	21,477	35.5
Income before income taxes	88,000	66,103	21,897	33.1
Net income	61,000	44,101	16,899	38.3
[Non-Consolidated Projections for Fiscal 2007]

	FY2007	FY2006	Change from
	(Forecasts)	(Actual)	FY2006	% change
	(¥ millions)	(¥ millions)	(¥ millions)	from FY2006
Net sales	341,600	334,817	6,783	2.0
Operating income	23,400	12,635	10,765	85.2
Current income	36,700	32,350	4,350	13.4
Net income	23,100	30,825	-7,725	-25.1

Notes:

The projections are based principally on the following assumptions:

An average yen-U.S. dollar exchange rate of ¥110 for the full year.

In electronic materials and electronic devices, TDK is projecting a year-on-year increase in sales, supported by higher demand for components used in digital home appliances, mobile phones and other products.

Regarding HDD heads, the major product in the recording devices sector, TDK’s forecast factors in an expected decline in orders due to realignment in the HDD industry. On the other hand, sales plans incorporate projected higher demand for HDD heads driven by the increasing use of HDDs in consumer electronics and expanding demand for compact HDDs. Consequently, TDK is projecting a year-on-year increase in sales volume. However, TDK is forecasting an overall drop in sales due to expectations that prices will continue to decline.

Regarding the recording media segment, lower sales of audiotapes and videotapes due to falling demand and of other products are expected to result in lower sales overall.

Cautionary Statement About Projections
This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.
In preparing forecasts and estimates, TDK and its group companies have used, as their bases, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.
The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.
The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

Consolidated
I-4) Statements of income

	FY2006			FY2005
	(April 1, 2005 - March 31, 2006)			(April 1, 2004 - March 31, 2005)		Change
	(Yen		(U.S.$	(Yen		(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	Change(%)
Net sales	795,180	100.0	6,796,410	657,853	100.0	137,327	20.9
Cost of sales	585,780	73.7	5,006,666	484,323	73.6	101,457	20.9
Gross profit	209,400	26.3	1,789,744	173,530	26.4	35,870	20.7
Selling, general and administrative expenses	142,052	17.9	1,214,120	119,886	18.2	22,166	18.5
Transfer to the government of the substitutional portion of Employees’ Pension Fund:
Subsidy from the government	—	—	—	(33,533)	-5.1	33,533	—
Loss on settlement	—	—	—	27,347	4.2	(27,347)	—
Restructuring cost	6,825	0.8	58,333	—	—	6,825	—
Operating income	60,523	7.6	517,291	59,830	9.1	693	1.2
Other income (deductions):
Interest and dividend income	3,605		30,812	1,692		1,913
Interest expense	(149)		(1,274)	(967)		818
Foreign exchange gain (loss)	948		8,103	(856)		1,804
Other-net	1,176		10,051	1,029		147
Total other income (deductions)	5,580	0.7	47,692	898	0.1	4,682	521.4
Income from continuing operations before income taxes	66,103	8.3	564,983	60,728	9.2	5,375	8.9
Income taxes	21,057	2.6	179,974	23,284	3.5	(2,227)	-9.6
Income from continuing operations before minority interests	45,046	5.7	385,009	37,444	5.7	7,602	20.3
Minority interests	635	0.1	5,428	479	0.1	156	32.6
Income from continuing operations	44,411	5.6	379,581	36,965	5.6	7,446	20.1
Loss from discontinued operations, net of tax	310	0.1	2,649	3,665	0.5	(3,355)	-91.5
Net income	44,101	5.5	376,932	33,300	5.1	10,801	32.4

Notes:

1.	As a result of the sale of a subsidiary, the operating results of the discontinued operation is presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

2.	U.S.$1=Yen 117

Consolidated
I-5) Balance sheets
ASSETS

	As of March 31, 2006			As of March 31, 2005		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)
Current assets	566,753	61.4	4,844,043	510,603	63.2	56,150
Cash and cash equivalents	239,017		2,042,880	251,508		(12,491)
Marketable securities	56		479	1,609		(1,553)
Net trade receivables	189,059		1,615,889	147,999		41,060
Inventories	88,968		760,410	74,924		14,044
Other current assets	49,653		424,385	34,563		15,090

Noncurrent assets	356,750	38.6	3,049,145	297,398	36.8	59,352
Investments in securities	28,757		245,786	22,698		6,059
Net property, plant and equipment	243,665		2,082,607	216,969		26,696
Other assets	84,328		720,752	57,731		26,597

TOTAL	923,503	100.0	7,893,188	808,001	100.0	115,502

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of March 31, 2006			As of March 31, 2005		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)
Current liabilities	169,622	18.4	1,449,761	130,857	16.2	38,765
Short-term debt	6,427		54,932	103		6,324
Trade payables	84,689		723,837	62,092		22,597
Accrued expenses	62,534		534,479	43,980		18,554
Income taxes payables	9,155		78,248	19,283		(10,128)
Other current liabilities	6,817		58,265	5,399		1,418

Noncurrent liabilities	37,488	4.0	320,410	32,915	4.1	4,573
Long-term debt, excluding current installments	405		3,462	81		324
Retirement and severance benefits	26,790		228,974	28,839		(2,049)
Deferred income taxes	5,314		45,419	751		4,563
Other noncurrent liabilities	4,979		42,555	3,244		1,735
Total liabilities	207,110	22.4	1,770,171	163,772	20.3	43,338

Minority interests	13,974	1.5	119,436	5,162	0.6	8,812

Common stock	32,641		278,983	32,641		—
Additional paid-in capital	63,237		540,487	63,051		186
Legal reserve	17,517		149,718	16,918		599
Retained earnings	618,259		5,284,265	585,557		32,702
Accumulated other comprehensive income (loss)	(21,946)		(187,573)	(51,657)		29,711
Treasury stock	(7,289)		(62,299)	(7,443)		154
Total stockholders’ equity	702,419	76.1	6,003,581	639,067	79.1	63,352

TOTAL	923,503	100.0	7,893,188	808,001	100.0	115,502

Note:	U.S.$1=Yen 117

Consolidated
I-6) Statements of stockholders’ equity

			FY2005
	FY2006 (April 1, 2005 - March 31, 2006)		(April 1, 2004 - March 31, 2005)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Common stock:
Balance at beginning of period	32,641	278,983	32,641

Balance at end of period	32,641	278,983	32,641

Additional paid-in capital:
Balance at beginning of period	63,051	538,897	63,051
Non cash compensation charges under a stock option plan	186	1,590	—

Balance at end of period	63,237	540,487	63,051

Legal reserve:
Balance at beginning of period	16,918	144,598	16,497
Transferred from retained earnings	599	5,120	421

Balance at end of period	17,517	149,718	16,918

Retained earnings:
Balance at beginning of period	585,557	5,004,761	560,756
Net income	44,101	376,932	33,300
Cash dividends	(10,578)	(90,410)	(7,938)
Losses on sales of treasury stock	(222)	(1,898)	(140)
Transferred to legal reserve	(599)	(5,120)	(421)

Balance at end of period	618,259	5,284,265	585,557

Accumulated other comprehensive income (loss):
Balance at beginning of period	(51,657)	(441,513)	(90,387)
Other comprehensive income for the period, net of tax	29,711	253,940	38,730

Balance at end of period	(21,946)	(187,573)	(51,657)

Treasury stock:
Balance at beginning of period	(7,443)	(63,615)	(6,339)
Acquisition of treasury stock	(955)	(8,162)	(1,672)
Exercise of stock option	1,109	9,478	568

Balance at end of period	(7,289)	(62,299)	(7,443)

Total stockholders’ equity	702,419	6,003,581	639,067

Disclosure of comprehensive income:
Net income for the period	44,101	376,932	33,300
Other comprehensive income for the period, net of tax	29,711	253,940	38,730

Total comprehensive income for the period	73,812	630,872	72,030

Note:	U.S.$1=Yen 117

Consolidated
I-7) Statements of cash flows

			FY2005
	FY2006		(April 1, 2004 -
	(April 1, 2005 - March 31, 2006)		March 31, 2005)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	44,101	376,932	33,300
Loss from discontinued operations, net of tax	310	2,649	3,665
Income from continuing operations	44,411	379,581	36,965
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,540	500,342	52,806
Loss on disposal of property and equipment	3,220	27,521	1,190
Deferred income taxes	(696)	(5,949)	(5,532)
Loss (gain) on securities, net	286	2,445	142
Gain on sale of a subsidiary	—	—	(1,799)
Changes in assets and liabilities:
Increase in trade receivables	(16,886)	(144,325)	(7,343)
Decrease (increase) in inventories	(287)	(2,453)	3,461
Decrease (increase) in other current assets	(8,748)	(74,769)	1,149
Increase in trade payables	7,101	60,692	245
Increase (decrease) in accrued expenses	12,347	105,530	(2,496)
Increase (decrease) in income taxes payables, net	(10,689)	(91,359)	14,464
Increase (decrease) in retirement and severance benefits, net	981	8,385	2,519
Other-net	(462)	(3,949)	(2,018)

Net cash provided by operating activities	89,118	761,692	93,753

Cash flows from investing activities:
Capital expenditures	(73,911)	(631,718)	(61,005)
Proceeds from sales and maturities of investments in securities	4,263	36,436	1,788
Payment for purchase of investments in securities	(4,227)	(36,128)	(2,424)
Payment for purchase of subsidiaries, net of cash acquired	(32,868)	(280,923)	—
Proceeds from sales of property, plant and equipment	3,373	28,829	999
Acquisition of minority interests	(2,587)	(22,111)	—
Proceeds from sales of discontinued operations	1,538	13,145	—
Other-net	(363)	(3,103)	(221)

Net cash used in investing activities	(104,782)	(895,573)	(60,863)

Cash flows from financing activities:
Proceeds from long-term debt	269	2,299	218
Repayment of long-term debt	(218)	(1,863)	(164)
Increase (decrease) in short-term debt, net	3,688	31,521	(330)
Sale (purchase) of treasury stock, net	(68)	(581)	(1,244)
Dividends paid	(10,578)	(90,410)	(7,938)
Other-net	(218)	(1,863)	(171)

Net cash used in financing activities	(7,125)	(60,897)	(9,629)

Net cash used in discontinued operations	(414)	(3,538)	(1,625)

Effect of exchange rate changes on cash and cash equivalents	10,712	91,555	2,717
Net increase (decrease) in cash and cash equivalents	(12,491)	(106,761)	24,353
Cash and cash equivalents at beginning of period	251,508	2,149,641	227,155
Cash and cash equivalents at end of period	239,017	2,042,880	251,508

Notes:

1.	As a result of the sale of a subsidiary, the operating results of the discontinued operation is presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

2.	U.S.$1=Yen 117

Consolidated
I-8) Summary of Significant Accounting Policies
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.
(1)	Marketable Securities

Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.

(2)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.

(3)	Depreciation

Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.

(4)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.

(5)	Derivatives Financial Instruments

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133” are adopted.

(6)	Goodwill and Other Intangible Assets

SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets” are adopted.

(7)	Retirement and Severance Benefits

SFAS No. 87, “Employers’ Accounting for Pensions” is adopted.
2.	As of March 31, 2006, TDK had 90 subsidiaries (20 in Japan and 70 overseas). TDK also had 7 affiliates (5 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income, net of tax and total comprehensive income for the years ended March 31, 2006 and 2005 were as follows;

	FY2006		FY2005
	(April 1, 2005 - March 31, 2006)		(April 1, 2004 - March 31, 2005)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	44,101	376,932	33,300

Other comprehensive income, net of tax:
Foreign currency translation adjustments	26,100	223,077	5,636
Minimum pension liability adjustments	2,719	23,239	32,941
Net unrealized gains (losses) on securities	892	7,624	153

Total comprehensive income	73,812	630,872	72,030

Note:	U.S.$1=Yen 117

Consolidated
I-9) Segment Information
The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

	FY2006			FY2005
	(April 1, 2005 - March 31, 2006)			(April 1, 2004 - March 31, 2005)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components
Net sales	687,750	100.0	5,878,205	545,214	100.0	142,536	26.1
External sales	687,750		5,878,205	545,214		142,536	26.1
Intersegment	—		—	—		—	—
Operating expenses	613,417	89.2	5,242,880	477,694	87.6	135,723	28.4

Operating income	74,333	10.8	635,325	67,520	12.4	6,813	10.1

Recording media
Net sales	107,430	100.0	918,205	112,639	100.0	(5,209)	-4.6
External sales	107,430		918,205	112,639		(5,209)	-4.6
Intersegment	—		—	—		—	—
Operating expenses	121,240	112.9	1,036,239	120,329	106.8	911	0.8

Operating income (loss)	(13,810)	-12.9	(118,034)	(7,690)	-6.8	(6,120)	-79.6

TOTAL
Net sales	795,180	100.0	6,796,410	657,853	100.0	137,327	20.9
External sales	795,180		6,796,410	657,853		137,327	20.9
Intersegment	—		—	—		—	—
Operating expenses	734,657	92.4	6,279,119	598,023	90.9	136,634	22.8

Operating income	60,523	7.6	517,291	59,830	9.1	693	1.2

Note:	U.S.$1=Yen 117
2. Geographic segment information

		FY2006			FY2005
		(April 1, 2005 - March 31, 2006)			(April 1, 2004 - March 31, 2005)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Japan	Net sales	360,210	100.0	3,078,718	339,493	100.0	20,717	6.1
	Operating income	49,437	13.7	422,539	26,382	7.8	23,055	87.4
Americas	Net sales	105,979	100.0	905,803	87,594	100.0	18,385	21.0
	Operating income	9,995	9.4	85,427	5,496	6.3	4,499	81.9
Europe	Net sales	76,240	100.0	651,624	71,682	100.0	4,558	6.4
	Operating income (loss)	(9,996)	-13.1	(85,436)	(5,125)	-7.1	(4,871)	-95.0
Asia and others	Net sales	531,824	100.0	4,545,504	400,866	100.0	130,958	32.7
	Operating income	12,607	2.4	107,752	33,551	8.4	(20,944)	-62.4
Intersegment eliminations	Net sales	279,073		2,385,239	241,782		37,291
	Operating income	1,520		12,991	474		1,046
Total	Net sales	795,180	100.0	6,796,410	657,853	100.0	137,327	20.9
	Operating income	60,523	7.6	517,291	59,830	9.1	693	1.2

Notes:

1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	U.S.$1=Yen 117
3. Sales by region

	FY2006			FY2005
	(April 1, 2005 - March 31, 2006)			(April 1, 2004 - March 31, 2005)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Americas	90,192	11.4	770,872	77,813	11.8	12,379	15.9
Europe	75,895	9.5	648,675	71,702	10.9	4,193	5.8
Asia and others	455,435	57.3	3,892,607	324,313	49.3	131,122	40.4
Overseas sales total	621,522	78.2	5,312,154	473,828	72.0	147,694	31.2
Japan	173,658	21.8	1,484,256	184,025	28.0	(10,367)	-5.6
Net sales	795,180	100.0	6,796,410	657,853	100.0	137,327	20.9

Notes:

1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 117

Consolidated
I-10) Fair Value of Securities

		Gross	Gross
		Unrealized	Unrealized
(Yen millions)	Cost	Holding Gains	Holding Losses	Fair Value
As of March 31, 2006
Equity securities	9,246	2,859	2	12,103
Debt securities	1,002	—	7	995

Total	10,248	2,859	9	13,098

As of March 31, 2005
Equity securities	5,951	1,054	—	7,005
Debt securities	1,698	—	—	1,698

Total	7,649	1,054	—	8,703

		Gross	Gross
U.S.$1=Yen 117		Unrealized	Unrealized
(U.S.$ thousands)	Cost	Holding Gains	Holding Losses	Fair Value
As of March 31, 2006
Equity securities	79,026	24,436	17	103,445
Debt securities	8,564	—	60	8,504

Total	87,590	24,436	77	111,949

I-11) Fair Value of Derivatives

	Contract	Carrying	Estimated
(Yen millions)	Amount	Amount	Fair Value
As of March 31, 2006
Forward foreign exchange contracts	6,852	8	8
Currency option contracts	10,874	(8)	(8)
Currency swap agreements for loans to its subsidiaries	—	—	—
As of March 31, 2005
Forward foreign exchange contracts	4,349	(88)	(88)
Currency option contracts	24,641	(366)	(366)
Currency swap agreements for loans to its subsidiaries	11,067	(312)	(312)

	Contract	Carrying	Estimated
(U.S.$ thousands) U.S.$1=Yen 117	Amount	Amount	Fair Value
As of March 31, 2006
Forward foreign exchange contracts	58,564	68	68
Currency option contracts	92,940	(68)	(68)
Currency swap agreements for loans to its subsidiaries	—	—	—

Consolidated
I-12) Conditions of Production and Orders
1. Production results

	FY2006		FY2005
	(April 1, 2005 - March 31, 2006)		(April 1, 2004 - March 31, 2005)	Change
Product/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)	Change(%)
Electronic materials and components	689,869	5,896,316	545,712	144,157	26.4
Electronic materials	180,233	1,540,453	175,538	4,695	2.7
Electronic devices	154,465	1,320,214	116,000	38,465	33.2
Recording devices	317,294	2,711,914	235,143	82,151	34.9
Other electronic components	37,877	323,735	19,031	18,846	99.0
Recording media	84,363	721,052	89,551	(5,188)	-5.8

Total	774,232	6,617,368	635,263	138,969	21.9

Notes:

1.	Amounts are calculated using sales prices.

2.	U.S.$1=Yen 117
2. Orders conditions

	Orders of FY2006		Orders of FY2005
	(April 1, 2005 - March 31, 2006)		(April 1, 2004 - March 31, 2005)
	(Yen millions)	(U.S.$ thousands)	(Yen millions)	Change(%)
Electronic materials and components	713,361	6,097,103	536,947	132.9

	Outstanding orders		Outstanding orders
	(As of March 31, 2006)		(As of March 31, 2005)
	(Yen millions)	(U.S.$ thousands)	(Yen millions)	Change(%)
Electronic materials and components	76,071	650,179	45,462	167.3

Notes:

1.	For products other than electronic materials and components, forecast production is used.

2.	U.S.$1=Yen 117

Consolidated
I-13) Supplementary Information (Consolidated)
Exchange rates used for conversion

	April 1, 2005 -		April 1, 2004 -
	March 31, 2006		March 31, 2005
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	113.32	137.83	107.55	135.17
The end of the period	117.47	142.81	107.39	138.87
Consolidated

	April 1, 2005 -		April 1, 2004 -
	March 31, 2006		March 31, 2005
	Amount	Ratio to	Amount	Ratio to	Change
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Capital expenditures	73,911	—	61,005	—	21.2
Depreciation and amortization	58,540	7.4	52,806	8.0	10.9
Research and development	45,528	5.7	36,348	5.5	25.3
Result of financial income		3,456		725	376.7
Number of employees (as at the end of the period)		53,923		37,115
Ratio of overseas production		61.7%		59.0%
Overseas sales by division

	April 1, 2005 -		April 1, 2004 -
	March 31, 2006		March 31, 2005
	Amount	Ratio to	Amount	Ratio to	Change
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Electronic materials and components	539,907	67.9	391,949	59.6	37.7
Electronic materials	132,481	16.7	126,644	19.2	4.6
Electronic devices	96,445	12.1	70,199	10.7	37.4
Recording devices	286,801	36.1	186,768	28.4	53.6
Other electronic components	24,180	3.0	8,338	1.3	190.0
Recording media	81,615	10.3	81,879	12.4	-0.3

Overseas sales	621,522	78.2	473,828	72.0	31.2

Non-Consolidated
II. Non-Consolidated
II-1) Summary
Non-Consolidated results (April 1, 2005 — March 31, 2006)

	FY2006			FY2005
	(April 1, 2005 - March 31, 2006)			(April 1, 2004 - March 31, 2005)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change (%)
Net sales	334,817	100.0	2,861,683	328,452	100.0	6,365	1.9
Operating income	12,635	3.8	107,991	8,653	2.6	3,982	46.0
Current income	32,350	9.7	276,495	30,550	9.3	1,800	5.9
Net income	30,825	9.2	263,461	39,513	12.0	(8,688)	-22.0

Per common share :
Net income / Basic	Yen 232.30		U.S.$1.98	Yen 297.93
Net income / Diluted	Yen 232.10		U.S.$1.98	Yen 297.74

Dividends per share	Yen 50.00		U.S.$0.42	Yen 40.00

Notes:

1.	Any portion less than Yen one million is disregarded, the same being applicable hereinafter. U.S.$1=Yen 117 (U.S. dollar translation is added herein solely for convenience of readers outside Japan.)

2.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).
(Sales breakdown)

	FY2006			FY2005
	(April 1, 2005 - March 31, 2006)			(April 1, 2004 - March 31, 2005)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change (%)
Electronic materials and components	295,891	88.4	2,528,982	284,799	86.7	11,092	3.9
Electronic materials	142,370	42.6	1,216,837	139,326	42.4	3,044	2.2
Electronic devices	94,911	28.3	811,205	87,736	26.7	7,175	8.2
Recording devices	34,570	10.3	295,470	35,828	10.9	(1,258)	-3.5
Other electronic components	24,038	7.2	205,452	21,909	6.7	2,129	9.7
Recording media	38,926	11.6	332,700	43,652	13.3	(4,726)	-10.8

Total sales	334,817	100.0	2,861,683	328,452	100.0	6,365	1.9

Overseas sales	204,178	61.0	1,745,111	193,241	58.8	10,937	5.7

Notes:

1.	U.S.$1 = Yen 117

2.	“Semiconductors & others” and “Recording media & systems” were renamed “Other electronic components”

and “Recording media” from FY 2006 respectively. There were no changes in segment classifications.

Non-Consolidated
II-2) Statements of income (Non-Consolidated)

	FY2006			FY2005
	(April 1, 2005 - March 31, 2006)			(April 1, 2004 - March 31, 2005)		Change
	(Yen		(U.S.$	(Yen		(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	Change(%)
Net sales	334,817	100.0	2,861,683	328,452	100.0	6,365	1.9
Cost of sales	259,445	77.5	2,217,478	258,007	78.6	1,438	0.6
Gross profit	75,372	22.5	644,205	70,444	21.4	4,928	7.0
Selling, general and administrative expenses	62,736	18.7	536,205	61,791	18.8	945	1.5
Operating income	12,635	3.8	107,991	8,653	2.6	3,982	46.0
Other income (deductions):
Interest and dividend income	5,884		50,290	12,898		(7,014)
Technology commission	11,966		102,273	8,706		3,260
Foreign exchange gain(loss)	1,358		11,606	(655)		2,013
Interest expense	(35)		(299)	(42)		7
Other-net	540		4,615	989		(449)
Total other income (deductions)	19,715	5.9	168,504	21,896	6.7	(2,181)	-10.0
Current income	32,350	9.7	276,495	30,550	9.3	1,800	5.9
Extraordinary profit	24,095	7.2	205,940	30,628	9.3	(6,533)	-21.3
Gain on transfer of substitutional portion of employee pension fund liabilities	—		—	30,225
Prior year’s price adjustment of products	24,042		205,487	—
Others	53		452	403
Extraordinary loss	(5,872)	-1.8	(50,188)	(1,334)	-0.4	(4,538)	340.2
Income before income taxes	50,573	15.1	432,247	59,843	18.2	(9,270)	-15.5
Income taxes	19,747	5.9	168,777	20,330	6.2	(583)	-2.9
Net income	30,825	9.2	263,461	39,513	12.0	(8,688)	-22.0

Note: U.S.$1=Yen 117

Non-Consolidated
II-3) Balance sheets (Non-Consolidated)
ASSETS

	As of March 31, 2006			As of March 31, 2005		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)
Current assets	263,971	47.0	2,256,162	272,300	50.5	(8,329)
Cash	39,142		334,547	64,882		(25,740)
Marketable securities	39,708		339,384	25,697		14,011
Trade receivables	86,348		738,017	82,089		4,259
Inventories	22,501		192,316	22,762		(261)
Others	76,270		651,880	76,868		(598)

Noncurrent assets	297,099	53.0	2,539,307	266,576	49.5	30,523
Investments in securities	12,788		109,299	8,140		4,648
Investments in affiliates	138,635		1,184,914	108,575		30,060
Net property, plant and equipment	119,828		1,024,170	121,248		(1,420)
Others	25,846		220,905	28,611		(2,765)

TOTAL	561,070	100.0	4,795,470	538,877	100.0	22,193

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of March 31, 2006			As of March 31, 2005		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)
Current liabilities	76,570	13.6	654,444	76,436	14.2	134
Trade payables	42,619		364,264	37,458		5,161
Accrued expenses	10,745		91,837	11,032		(287)
Income taxes payables	2,058		17,589	8,166		(6,108)
Others	21,147		180,743	19,779		1,368

Noncurrent liabilities	15,902	2.9	135,914	14,959	2.8	943
Retirement and severance benefits	15,635		133,632	14,706		929
Directors’ retirement allowance	266		2,273	253		13
Total liabilities	92,473	16.5	790,367	91,396	17.0	1,077

Common stock	32,641		278,982	32,641		—
Additional paid-in capital	59,256		506,461	59,256		—
Legal reserve	8,160		69,743	8,160		—
Retained earnings	372,933		3,187,461	353,006		19,927
Net unrealized gains on other securities	2,894		24,735	1,858		1,036
Treasury stock	(7,289)		(62,299)	(7,443)		154
Total stockholders’ equity	468,597	83.5	4,005,102	447,480	83.0	21,117

TOTAL	561,070	100.0	4,795,470	538,877	100.0	22,193

Note: U.S.$1=Yen 117

Non-Consolidated
II-4) Supplementary Information (Non-Consolidated)
Ratio of results on a Consolidated basis to results on a Non-Consolidated basis

	Ratio of FY2006	Ratio of FY2005
Net sales	2.4	2.0
Operating income	4.8	6.9
Income before income taxes	1.3	1.0
Net income	1.4	0.8
Exchange rates used for conversion

	April 1, 2005 -		April 1, 2004 -
	March 31, 2006		March 31, 2005
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	113.32	137.83	107.55	135.17
The end of the period	117.47	142.81	107.39	138.87
Non-Consolidated

	April 1, 2005 -		April 1, 2004 -
	March 31, 2006		March 31, 2005
	Amount		Amount		Change
Item/Term	(Yen millions)	Ratio to sales (%)	(Yen millions)	Ratio to sales (%)	(%)
Capital expenditures	27,521	—	37,288	—	-26.2
Depreciation and amortization	27,796	8.3	29,344	8.9	-5.3
Research and development	26,766	8.0	26,456	8.1	1.2
Result of financial income		5,882		12,884	-54.3
Number of employees (as at the end of the period)		6,006		6,024